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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
MIG, Inc.

(Name of applicant)
5960 Fairview Road, Suite 400,
Charlotte, NC 28210

(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Notes	TBD

Title of Class	Amount
Approximate date of proposed public offering: August 27, 2010

Name and address of agent for service:	Natasha Alexeeva, MIG, Inc., 5960 Fairview Road, Suite 400, Charlotte, NC 28210
The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.
GENERAL
1. General Information. Furnish the following information as to the applicant:
     (a) Form of organization. A Corporation
     (b) State or other sovereign power under the laws of which organized. Delaware
Instruction—Item 1(a). Only a statement as to the legal form of organization is required, such as, “A corporation,” “An unincorporated association,” “A common law trust,” or other appropriate statement.
2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.
The indenture securities are being issued pursuant to a plan of reorganization under Chapter 11 of the United States Bankruptcy Code. The Applicant is relying upon the exemption from registration under the Securities Act of 1933 in accordance with Section 3(a)(9) thereof. No sales of the securities are expected to be made by the applicant or by or through an underwriter. The indenture securities are proposed to be issued pursuant to the Joint Second Amended Chapter 11 Plan of Reorganization for MIG, Inc. (the “Plan”) to Holders of Allowed Class 5 Claims (as defined in the Plan) upon confirmation of the Plan in addition to cash and other consideration being received by such holders as described in Article VI, Section B(2)(e) (Pgs. 32-33) of the Second Amended Disclosure Statement With Respect to the Joint Second Amended Chapter 11 Plan of Reorganization for MIG, Inc., dated August 19, 2010 (the “Disclosure Statement”), a copy of which is attached hereto and incorporated herein by reference as Exhibit T3E.
Instructions—Item 2.
1.	If the exemption provided by section 3(a)(9) of the Securities Act of 1933 is being claimed by the applicant, there should be included information as to whether there have been or are to be any sales of securities of the same class by the applicant or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed and a statement as to any consideration which has been or is to be given, directly or indirectly, to any person in connection with the transaction and the nature of any services rendered or to be rendered, directly or indirectly, for such consideration. A statement should also be included as to the nature of any cash payment made or to be made by any holder of the outstanding securities.
2.	If the exemption provided by section 3(a)(10) of the Securities Act of 1933 is being claimed by the applicant, a brief statement should be given as to the terms and conditions of issuance of the securities to be issued under the indenture to be qualified, including the basis of exchange of any such securities offered or to be offered for a consideration other than cash only. The court or other state, territorial or federal authority approving such terms and conditions should be clearly identified and in the case of an authority other than a court, the statutory provisions concerning the power to grant such approval should be cited. A brief statement should also be

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given as to the manner in which notice of a right to appear at the hearing on the fairness of the plan before such court or other authority has been or will be given to, all persons to whom it is proposed to issue securities in such exchange.
AFFILIATIONS
3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.
See Article IV, Section I. “Restructuring Transactions” (Pg. 58) of the Disclosure Statement, which is incorporated herein by reference.
Instructions—Item 3.
1.	Attention is directed to the definition of the term “affiliate” in Reg. §260.0-2 of the General Rules and Regulations under the Act. The term “voting security” is defined in section 303(16) of the Act. See also Rule 7a-26.
2.	If the indenture securities are to be issued in connection with, or pursuant to, a plan of acquisition, succession or reorganization, the information shall also be given, so far as practicable, as of the status to exist upon consummation of the plan.
3.	The list or diagram shall be so prepared as to show clearly the relationship of each affiliate to the applicant and to the other affiliates named.
4.	The name of any foreign affiliate, other than a parent, may be omitted if disclosure would be detrimental to the applicant. The Commission may, in its discretion, call for justification that such disclosure would be detrimental. The number of such affiliates omitted pursuant to this instruction should be stated.
MANAGEMENT AND CONTROL
4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

Name	Address	Office

Instruction—Item 4. Attention is directed to the definition of the terms “director” and “executive officer” in sections 303(5) and 303(6) of the Act.
See Article IV, Section A. “Overview of Debtor’s Corporate History and Management” (Pgs. 11-12) of the Disclosure Statement for a list of the Applicant’s Directors and Executive Officers, incorporated herein by reference.
5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.
As of August 26, 2010, CaucusCom Ventures L.P., a British Virgin Islands limited partnership, owns 100% of the Common Stock of the Applicant.
CAUCUSCOM VENTURES
C/O SUN CAPITAL PARTNERS
54 BAKER STREET
LONDON, W1U 7BU

Col. A	Col. B	Col. C	Col. D
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned

Instructions — Item 5.
1.	If the indenture securities are to be issued in connection with, or pursuant to a plan of acquisition, succession or reorganization, the information shall also be given, so far as practicable, as of the status to exist upon consummation of the plan on the basis of present holdings and commitments.
2.	The amount to be set forth in column C as to each person named in column A shall include all securities owned by each such person regardless of the type of ownership. For example, there shall be included (a) the amount owned of record, whether owned beneficially or otherwise, and (b) the amount owned beneficially or otherwise but not of record.
UNDERWRITERS
6. Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten. N/A
Instruction—Item 6. See Section 303(4) of the Act for the definition of the term “underwriter.” The term “principal underwriter,” as used in this item, means an underwriter in privity of contract with the issuer of the securities as to which he is an underwriter.

CAPITAL SECURITIES
7. Capitalization.
     (a) Furnish the following information as to each authorized class of securities of the applicant.
See Article VI, Section B(2)(f) “Class 6: Common Equity Interests” (Pg. 33) of the Disclosure Statement; Article VI, Section (D)(4) “Summary Description of New Warrants” (Pg. 43) of the Disclosure Statement; and the Pro Forma Financial Projections attached as Exhibit B to the Disclosure Statement for a description of the Applicant’s Capitalization as of the confirmation of the Debtor’s Plan, each of which is incorporated herein by reference.

Col. A Title of Class	Col. B Amount Authorized	Col. C Amount Outstanding

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.
Instructions—Item 7(a).
1.	As used in this item, the term “securities” includes only such securities as are generally known as corporate securities, but does not include any note or other evidence of indebtedness issued to evidence an obligation to repay monies lent to a person by one or more banks, trust companies, or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness.
2.	In the case of funded debt, the term “authorized” means authorized by the indenture. Guarantees, warrants, and rights shall not be included in the table, but correlative information as to such securities, if any, shall be set forth in a note to the table. Include as to warrants a brief indication of the date and price at which exercisable, and if variable, a brief explanation of the possible variations.
3.	Indicate by notes any material changes since the date of the table.
INDENTURE SECURITIES
8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.
An analysis of the indenture provisions is contained in Article VI, Section (D)(1) “Summary Description of New MIG Notes Indenture and the Notes” (Pgs. 37-42) of the Disclosure Statement and Exhibit T3F, each of which is incorporated herein by reference.
Instruction — Item 8. What is required is such information as will reasonably inform the investor from an investment standpoint and not from the standpoint of obtaining a full and complete legal description in regard to the matters specified. The analysis should be expressed in condensed or summarized form.
9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.
As set forth in Article VI, Section (D)(1) (Pages 37-42) of the Disclosure Statement, it is expected that ITC Cellular LLC will be a co-obligor upon the indenture securities.
     Contents of application for qualification. This application for qualification comprises —
      (a) Pages numbered 1 to 5, consecutively.
     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.
     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, MIG, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wilmington, and State of Delaware, on the 27th day of August, 2010.

(SEAL)		MIG, Inc.

	By	/s/ Peter Nagle
(Name)

CFO
(Title)

Attest: ______________________	By
(Name)

(Title)

Instruction as to signature. The name of each person signing the statement shall be typed or printed beneath the signature. If the applicant is not a corporation, the necessary changes in the signature shall be made.
GENERAL INSTRUCTIONS
1. Rule as to the Use of Form T-3.
     Form T-3 shall be used for applications for qualifications of indentures pursuant to section 307(a) of the Trust Indenture Act of 1939,
2. Application of General Rules and Regulations.
     The General Rules and Regulations under the Trust Indenture Act of 1939 are applicable applications for qualification on this form. Attention is particularly directed to Rules 0-1 and 0-2 as to the meaning of terms used in the rules and regulations. Attention is also directed to Rule 5a-3 regarding the filing of statements of eligibility and qualification and to Rule 7a-16 regarding the inclusion of items, the differentiation between items and answers, and the omission of instructions.
3. The items and instructions require information only as to the applicant, unless the context clearly shows otherwise.

INSTRUCTIONS AS TO EXHIBITS
     Subject to Rule T-7A-29 permitting incorporation of exhibits by reference, the following exhibits are to be filed as a part of the application for qualification:
     Exhibit T3A. A copy of the charter as now in effect or, if the applicant is not a corporation, a copy of the correlative instruments of organization.
     Exhibit T3B. A copy of the existing bylaws or instruments corresponding thereto.
     Exhibit T3C. A copy of the indenture to be qualified. The indenture shall include, or be accompanied by, a reasonably itemized table of contents showing the articles, sections and subsections or other divisions of the indenture, together with the subject matter thereof and the pages on which they appear.
     Exhibit T3D. If the exemption provided by section 3(a)(10) of the Securities Act of 1933 is being claimed by the applicant, a copy of the findings or opinion of the court or other authority referred to in item 2. If not a part of such opinion or findings, a copy of the formal order of such court or other authority approving such terms and conditions. [Not applicable].
     Exhibit T3E. A copy of every prospectus, notice, circular, letter, or other written communication which is to be sent or given to security holders in connection with the issuance or distribution of the indenture securities. Copies of replies to inquiries from security holders, however, need not be filed.
     Exhibit T3F. A cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 3I8(a), inclusive, of the Act.

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